Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Goffee, Inc.
315 W 39th street, Floor 8, apt 811
New York, NY 10018
www.goffeeshop.com

Up to $1,070,000.00 in Common Stock at $0.32
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Goffee, Inc.
Address: 315 W 39th street, Floor 8, apt 811, New York, NY 10018
State of Incorporation: DE
Date Incorporated: February 01, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 31,250 shares of Common Stock
Offering Maximum: $1,070,000.00 | 3,343,750 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.32
Minimum Investment Amount (per investor): $249.92

Maximum subject to adjustment for bonus shares. See 10% Bonus below

<u>Perks*</u>

If you invest $250, you will be added to our company website as early investors

If you invest $1,000, you will receive an engraved GOffee cup

If you invest $10,000, you will receive an engraved cup and be listed on our website as early investor

If you invest $25,000, you will receive an engraved cup, be listed and join our board of advisers

If you invest $50,000, you will receive an engraved cup and join our board of advisers plus our eternal gratitude

*All perks occur after the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Goffee, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.32 / share, you will receive 1,100 Common Stock shares, meaning you'll own 1,100 shares for $320. Fractional shares will not be distributed and share bonuses will be determined by

rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

GOffee offers seamless delivery of your favorite everyday coffee / tea directly to your desk in record time and guess what: it's cheaper and eco-friendly!

For Companies: no need to buy expensive machines or tons of capsules anymore, knowing that 50% of your staff will go out to buy a coffee. GOffee offers a flexible and cheaper alternative to traditional office coffee machines. We established memberships with Companies that covers the cost of all your employees delivery, but most importantly it covers every specific taste that each of your employee has.

For Employees, the process is seamless:

(1) You select online your coffee type (Latte, Cappuccino, etc.)

(2) You select online your unique & favorite beans from over 20 brands

(3) Our Barista will prepare your coffee and you will have it hand-delivered to your desk within 30 minutes (1 or 2 delivery per day, in the morning and/or in the afternoon)

GOffee is offering a premium experience in your work environment, being a better tasting alternative to your office coffee machine, while also being less expensive and sustainable with eco-packaging (intelligent mugs collected after each delivery) and environment-friendly equipment & technics.

Competitors and Industry

GOffee aims to being the first Company to achieve individual coffee delivery and a premium coffee experience at scale.

Around us, the main players (each offering parts of our full service), are*:

- **Premium Coffee Pick-ups**: Starbucks Coffee (World), Dunkin' Donuts (World, Dunkin' Brands), Tim Hortons (US/Canada), Costa (EMEA, Coca-Cola), La Colombe, Blue Bottle Coffee (US, Nestlé), Wandering Bear (Cold brew) and the likes

> Pick-up coffee at specific locations

- **On-Site Coffees**: Joyride, Keurig, Nespresso, Flavia (Mars Drinks), Dolce Gusto (Nestlé), Tassimo, Senseo and illy

> Limited choices of coffee - no specialty coffee

- **Food** & **Beverage Deliveries**: GrubHub (Seamless and Eat24), Uber Eats, DoorDash, Caviar, Postmates and PrimeNow (Amazon)

> Limited number of coffee shops delivered (expensive and in go-to cups that aren't adequate for delivery - usually cold when they arrived)

- **GOffee**, the only daily delivery of a large selection of hot (or cold) coffee to your desk!

* we have been excluding McDonald's, which is not on a premium coffee segment

Current Stage and Roadmap

After testing the market from July to September 2018 (reaching 250+ daily coffees delivered within 6 companies) and receiving positive feedbacks & market traction, we are looking to launch our service on a bigger scale, including:

- Establishing two new production centers near Union Square and Financial district by Q3 2019 to increase production from 250 to 5,000 cups a day. We are also looking to open at least 2 new locations to operate our business in the United States (San francisco and Chicago) by Q4 2019 and 1 in the United Kingdom by mid-2020 (Operations)

- Establishing our brand with a marketing campaign in order to reach more customers and new partnerships (Food industry, Shopping experiences, etc.) (Marketing)

- Allowing app ordering to facilitate the order process for our customers, while building a better app, smart cups (IOT) and robot coffee machine (R&D) by Q4 2019

- Staffing our existing location and new locations accordingly (baristas, etc.) starting end of Q2 2019 (Employment)

The Team

Officers and Directors

Name: Vincent Meyer

Vincent Meyer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Chief Executive Officer, Director and Secretary
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Managing GOffee's strategy

Other business experience in the past three years:

- **Employer:** Jump Ramp Games
  Title: Chief Revenue Officer (CRO)
  Dates of Service: January 01, 2016 - January 01, 2018
  Responsibilities: In charge of Yield, Sales, Strategy, Technology and Content

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product & services, that people think it's a better option than a competing product & service, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any GOffee common equity shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you

are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Equity shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current products & services are variants on one type of service, coffee delivery. Our revenues are therefore dependent upon this market.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be some of our operational products & services or that the some product & service may never be used to engage in transactions. It is possible that the failure to release some of our product & service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage for some of our product & service. Delays or cost overruns in the development and failure of the product or service to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The GOffee Common Equity Share that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's

decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying voting Goffee Common Equity Shares as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, the Company might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products & services will be able to gain traction in the marketplace at a faster rate than our current products & services have. It is possible that our new products & services will fail to gain market acceptance for any number of reasons. If the new products & services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products & services on the market and/or various respective product & services development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products & services earlier than us, or superior products & services than those developed by us. There can be no assurance that competitors will render our technology or products & services obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
GOffee was formed on February 1st, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so, upon Company's

discretion. GOffee has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively limited revenues. If you are investing in this company, it's because you think that GOffee products & services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products & services is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product & service may be subject to change and if they do then the selling of product & service may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product & service and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their

performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors, clients and companies that utilize our platform. Further, any significant disruption in service on GOffee or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GOffee could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Vincent Meyer	8,900,000	Common Stock	98.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,343,750 of Common Stock.

Common Stock

The amount of security authorized is 14,000,000 with a total of 9,066,666 outstanding.

Voting Rights

Each share is associated with a voting right

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of GOffee shares of Common Stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment or else), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value

dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 166,666
  Use of proceeds: Launch of the Business
  Date: May 20, 2018
  Offering exemption relied upon: Regulation D

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $89.00
  Number of Securities Sold: 8,900,000
  Use of proceeds: Setting-up of GOffee
  Date: February 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes

appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We launched the Company in February 2018, created our IOT cup in April, closed an angel round in May and tested the market from July to September 2018 with our coffee delivery, while opening our 1st production center in Garment District, which allowed us to reach our 1st paid customers in October 2018, and by December 2018, we reached c.70 cups coffee delivered a day. In order to do so, we supported set-up costs included in our spending, not allowing us to be break-even, with a 2018 breakdown as followed: Salaries of our employees (60%), Production site (20%), Beans, milks and machines (20%). Note that we also start spending in advertising to raise consumer awareness.

Historical results and cash flows:

As we benefit from less than a year of operations (with our 1st paid customer in October 2018), our historical figures encompass the launch of our operations (set-up costs) and our market testing. Thus, investors should expect better run-rate figures in the coming months and years. Notably, more intense marketing and the launch of app ordering (March) would help us deliver sounder revenues. Nevertheless, we will probably not reach break-even before 2020.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today, we have no existing pure lines of credit or shareholder loans outstanding. We have c.$15k cash on hand as of today, but we will look into lines of credit in a near future in order to support our growth and the ramp-up of our revenues. Note that we also have c.$10/15k in credit card line of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the campaign are critical to reach a viable scale of operations and will help us to raise consumer awareness and interest to scale-up our operations. In any cases, will will look for lines of credit and other sources of funds in a near future.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from the campaign are not critical to the viability of the Company. Not raising the funds we planned will most likely let us operate on a smaller scale.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum amount ($250,000), we will be able to operate our operations for an estimated 18 months, with main expenses including:

* Operations: 40% of the funds raised will allow us to open at least 2 new location to operate our business in the United States. It includes facilities and machinery

* Marketing: 30% of the funds raised will allow us to scale, enhancing our marketing campaigns and reaching more customers

* Research & Development: 15% of the funds raised will allow us to enhance our technology with a better app, smart cups and robot coffee machine

* Employment: 9% of the fund raised will allow us to staff our existing location and new locations (baristas, etc.)

(including a 6% platform fee)

How long will you be able to operate the company if you raise your maximum funding goal?

Raising our maximum funding goal ($1,070,000) would allow us to operate for an estimated 4 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As of today, we have no additional future sources of capital immediately available to us. Nevertheless, we will look into a line of credit in a near future.

Indebtedness

- **Creditor:** Bank of America
  Amount Owed: $10,824.00

Interest Rate: 23.49%
Maturity Date: December 31, 2019

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $2,901,333.12

Valuation Details:

Companies in our sectors are valued between 3x Revenues (largest trading multiples of diversified Companies) and c.15x Revenues (smallest companies but Transaction multiples including a premium)*. We achieved a growing c.$45k Global Revenues in our first 5 months of operations in 2018 (starting August), with a December month at c.$20k, ranging our pro-forma 2018 yearly run-rate between c.$100k ($45k / 5 months x 12 months) to c.$250k ($20k x 12 months). Our 2019 YTD Revenues (Jan-Feb) stands at $35k, confirming our trend, which will be amplified by the launch of our mobile app in Q4 2019. According to this valuation methodology and considering the low-end of the multiples (5x to 7x) in a bear case (considering our development stage), our Company pre-money valuation falls between $3m to $4m as of March 2019.

This valuation is also partially backed by our last round at 0.3$ a share, for a $3m valuation as of mid-year 2018.

Nevertheless, we will provide a discounted valuation for this Reg CF round, based on a $2.9m valuation to allow investors to enter at a one-off more attractive price point. In the future, investors will be able to value our Company with trading multiples of comparable Companies and transaction precedents multiples, applied to our yearly Revenues.

* Here is a quick outlook on a few competitors' valuation (public infos, as of March 2019 and when available):

- **Premium Coffee Pick-ups:**

  * Starbucks Coffee (listed on Nasdaq) is currently valued at a c.3.5x Revenue multiple

  * Dunkin' Brands (listed on Nasdaq) is currently valued at a c.6.5x Revenue multiple

  * Costa Coffee was bought by Coca-Cola (transaction completed in Jan. 2019) for £3.9bn, implying 3.0x 2018 Sales

  * Luckin Coffee (China) recently raised on a $2.2bn valuation, based on estimated c.$115m 2018 Revenues (c.19.0x 2018 Revenues)

* Blue Bottle Coffee has seen Nestlé took a c.70% stake in its capital in Sept. 2017 for c.$420m for undisclosed sales, though estimated to be around c.$40m, implying a 15x Revenues multiple

- **On-Site Coffees:**

   * Keurig (listed on NYSE) is currently valued at a c.7x Revenue multiple

- **Food & Beverage Deliveries:**

   * GrubHub (listed on NYSE) is currently valued at a c.7.5x Revenue multiple

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  50.0%
  Operations: 50% of the funds raised will allow us to open at least 1 new location to operate our business in the United States. It includes facilities and machinery

- *Marketing*
  35.0%
  Marketing: 35% of the funds raised will allow us to scale, enhancing our marketing campaigns and reaching more customers

- *Company Employment*
  9.0%
  Employment: 9% of the fund raised will allow us to staff our existing location and new locations (baristas, etc.)

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  40.0%
  Operations: 40% of the funds raised will allow us to open at 3 new locations (San Francisco, Chicago and Washington) to operate our business in the United States and 1 first international location (London, United Kingdom). It includes facilities and machinery

- *Marketing*

30.0%

Marketing: 30% of the funds raised will allow us to scale, enhancing our marketing campaigns and reaching more customers, in the US and in the UK

- *Research & Development*
15.0%
Research & Development: 15% of the funds raised will allow us to enhance our technology with a better app, smart cups and robot coffee machine

- *Company Employment*
9.0%
Employment: 9% of the fund raised will allow us to staff our existing location and new locations (baristas, etc.) in the US and in the UK

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.goffeeshop.com (Goffee.club).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/goffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Goffee, Inc.

[See attached]

Goffee inc.

**FINANCIAL STATEMENTS
(UNAUDITED)**

AND

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 31, 2018

Goffee, inc.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Patrick T. Frawley
CPA
501 Fifth Avenue, Suite 914
New York, NY 10017

I have reviewed the accompanying financial statements of Goffee, inc (the "Company,"), which comprise the balance sheets as of December 31, 2018, and the related statement of operations, statement of shareholders' equity and cash flows for the years ending December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
Certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Patrick T. Frawley, CPA
New York, NY
March 18, 2019

Goffee, inc.

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception

Goffee, inc.
Index to Financial Statements
(unaudited)

Goffee, inc.
BALANCE SHEETS
Since Inception
(unaudited)

	December 31, 2018
Assets	
Current Assets:	
Cash and cash equivalents	$17,269
Stock / Inventory	$742
Total Current Assets	$18,011
Non-Current Assets	
Furniture and Equipment-Other	$22,000
Accumulated Depreciation	($6,600)
Intangible Assets	$0
Total Non-Current Assets	$15,400
Total Assets	**$33,411**
Liabilities and Equity	
Current Liabilities	
Credit Cards	$10,824
Total Current Liabilities	$10,824
Non-Current Liabilities	
Shareholder's Loan	$0
Convertible Note 1	$0
Convertible Note 2	$0
Total Non-Current Liabilities	$0
Total Liabilities	$10,824

Stockholders' Equity

Common Stock, $0.00001 par 10,000,000 shares authorized, 9,066,666 issued and outstanding as Of December 31, 2018	$50,089
Retained Earnings	$0
Net Income	($27,502)
Total Stockholders' Equity	$22,587
Total Liabilities and Stockholders' Equity	**$33,411**

Goffee, inc.
STATEMENTS OF OPERATIONS
Since Inception
(unaudited)

	December 31, 2018
Revenue	$9,519
Cost of Sales	($755)
Gross Profit	$8,763
Operating Expenses-	
Accounting Fees	($163)
Advertising & Promotion	($2,248)
Bank Service Charges	($908)
Coffee testing	($301)
Computer – Hardware	($238)
Computer – Internet	($454)
Computer – Software	($111)
Insurance – Office	($414)
Insurance – Worker's Compensation	($865)
Meals and Entertainment	($2,100)
Office Supplies	($2,355)
Payroll Employer Taxes & Deductions	($3,879)
Payroll Gross Pay	$10
Payroll – Salary & Wages	($7,083)
Professional Fees	($490)
Rent Expense	($7,798)
Repairs & Maintenance	($689)
Telephone – Land Line	($140)
Vehicle – Repairs & Maintenance	($40)
Depreciation expenses	($6,600)
Total Operating Expenses	($36,866)
Income (Loss) from operations	**($28,102)**

Other Income (Expense)	
Other Expense	
Interest Expenses	$600
Total Other Income (Expense)	
Provision for Income Taxes	
Net Income (Loss)	**($27,502)**

Goffee, inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount		
Balance at December 31, 2018	9,066,666	$50,089	-	-


Goffee, inc.
STATEMENTS OF CASH FLOWS
Since Inception
(unaudited)


	December 31, 2018
Cash Flows from Operating Activities	
Net Loss	($27,502)
Adjustment to reconcile net loss to net cash used in operating activities	
Depreciation	$6,600)
Changes in operating assets and liabilities	($742)
Increase/ (Decrease in account payable)	
Net Cash Used in Operating Activities	**($21,644)**
Cash Flows from Investing Activities	
Purchase of Equipment	($22,000)
Net Cash Used in Investing Activities	**($22,000)**
Cash Flows from Financing Activities	
Proceeds from issuance of convertible notes payable	$0
Proceeds from shareholder loan	$0
Capital Contribution	$50,089
Credit Card	$10,824
Net Cash Provided by Financing Activities	**$60,913**
Net increase/(decrease) in cash	**$17,269**
Beginning cash balance	$0
Ending Cash Balance	**$17,269**

NOTE 1 – NATURE OF OPERATIONS

Goffee inc. was formed on February 1st, 2018 ("Inception") in the State of Delaware. The financial statements of Goffee inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Goffee, inc. offers seamless delivery of your favorite everyday coffee / tea directly to your desk in record time and guess what: it's cheaper and eco-friendly!

For Companies: no need to buy expensive machines or tons of capsules anymore, knowing that 50% of your staff will go out to buy a coffee. GOffee offers a flexible and cheaper alternative to traditional office coffee machines. We established memberships with Companies that covers the cost of all your employee's delivery, but most importantly it covers every specific taste that each of your employee has.

For Employees, the process is seamless:
(1) You select online your coffee type (Latte, Cappuccino, etc.)
(2) You select online your unique & favorite beans from over 20 brands
(3) Our Barista will prepare your coffee and you will have it hand-delivered to your desk within 30 minutes (1 or 2 delivery per day, in the morning and/or in the afternoon)

GOffee is offering a premium experience in your work environment, being a better tasting alternative to your office coffee machine, while also being less expensive and sustainable with eco-packaging (intelligent mugs collected after each delivery) and environment-friendly equipment & technics.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

| Level 1 | - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. |
| Level 2 | - Include other inputs that are directly or indirectly observable in the marketplace. |

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from its coffee and services sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company currently have $10,824 outstanding credit card debt, at an interest rate of 23.49% and due to be paid by Dec. 31, 2019. This amount mainly takes into account professional coffee machines bought in 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of December 31st, 2018 the company has currently issued 9,066,666 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through March 18th, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GOffee
YOUR cup of coffee delivered!
Small OPO New York, NY
Food & Beverage
Accepting International Investment

Overview Team Terms Updates Comments Share

YOUR cup. Delivered.

Invest in the first US coffee delivery company

GOffee

GOffee offers companies a low-cost yet powerful way to keep employees happier, engaged and more productive!

GOffee is the first coffee company to deliver the same drink one would order from his/her favorite coffee shops.

With corporate monthly plans ranging from $499 to $2000 we have the perfect plan for any company (based on its number of employees).

Employers and employees rely on GOffee to improve their morning routine and save significant amounts of time. Let's be honest, of all things you would like delivered, where would you place your morning coffee on the list? No more waiting in line for your cappuccino only to arrive late to work and start your work day in a rush.





500 BILLION
COFFEE CUPS GET THROWN AWAY EVERY YEAR IN THE WORLD
x1360
IF THEY WERE PLACED END TO END, THEY'D CIRCUMNAVIGATE THE GLOBE
1360 TIMES
99.75%
OF COFFEE CUPS ARE NOT RECYCLED
WE USE 500 MILLION
PLASTIC STRAWS EVERYDAY IN THE US

As companies invest more and more to hire and retain top talent, the need to keep employees happy, engaged and in-office is higher than ever!

Companies are making a conscious effort to reduce their waste as part of the culture that employes embrace. GOffee makes it easy for companies to reduce their waste with its eco-friendly reusable cups and delivery process.

Why should you invest?

In less than a year we have proven that combining mobile ordering, eco-friendly cups, flavorful coffee and quick delivery is a successful and achievable mission. We want to deliver this service to more parts of NYC and soon after expand to the rest of the US.

As of now, GOffee offers the perfect solution for employers of the Garment District in Manhattan (Midtown West): employees gets their favorite coffee shop beverages delivered to their desk in record time.

"Coffee is the drink of the future but going to the coffee shop on your way to work is an experience of the past."
- Vincent Meyer (GOffee Founder)



The problem we are solving

There is no adequate delivery service for a cup of coffee!

For individuals:

- Every other life commodity has seen a delivery service birth in the past 5 years (lunch, laundry, shopping etc) except coffee
- Main reason is cost: the average delivery cost is $2.99 (+ tip) so it doesn't make sense for a $4.50 purchase
- To-go cups aren't adequate for delivery. They are messy and don't keep the drink hot for a long enough time to enjoy the beverage at its prime temperature

For companies:

- Coffee machines are expensive and provide a subpar coffee experience
- Coffee catering is growing but is still limited in brands offered and doesn't offer specialty coffees (cappuccino, cold brew etc)
- Each day over 50% of staff will go out for coffee

The Solution

GOffee subscription allows companies to offer a unique perk to their employees: their individual drink delivered to their desk.

With over 22 brands (Blue Bottle, Joe, Starbucks etc) employees will now be able to drink their favorite brew at work.



The Offering

The Offering

Investment

$0.32/share of Common Stock | When you invest you are betting the company's future value will exceed $3.9M

Perks*

If you invest $250, you will be added to our company website as early investors

If you invest $1,000, you will receive an engraved GOffee cup

If you invest $10,000, you will receive an engraved cup and be listed on our website as early investor

If you invest $25,000, you will receive an engraved cup, be listed and join our board of advisers

If you invest $50,000, you will receive an engraved cup, and join our board of advisers plus our eternal gratitude

**All perks occur after the offering is completed*

GOffee 7 months in!

Scale!

We opened our first production center in **August 2018 in the heart of Manhattan, the Garment district!**
Within 3 weeks we were ready to go live after testing 22 brands of coffee and 8 different types of drinks.

Our web ordering platform went live September 5th with a few key features : email and texting automation to increase customer engagement (our users can reorder via text each morning instead of buying a new drink on the site)

We added 6 corporate clients, each with over 40 employees that order daily.
We also tested individual membership with 50 beta clients. Retention is over 85% month over month.





DAILY CUPS
250
130
70
30
0
AUGUST
OCTOBER
DECEMBER
JANUARY
FEBRUARY

Product Market Fit!

Customer feedback has been critical for our development (taste, quality of service, delivery time, overall experience etc)
Each week we receive between 2-5 referrals and already have hundreds of positive reviews, posts, pics of happy

Taste!

Our goal is to deliver a wide variety of flavors to our NYC customers, starting with 22 of the most popular coffee brands across the US.

With the help of our professional baristas and passionate coffee testers we were able to replicate the same quality as the coffee shops.

The highly involved process included barista interviews, blind tasting, delivery timing and process to ensure we would achieve consistency and quality in every delivery.

(Disclaimer : we don't have a direct relationship with all of those

customers. See below for few or follow us on social :

"I never was a regular coffee drinker because I hated waiting in the lines in the mornings, and my neighborhood didn't have the best selection. Goffee makes it so easy - delivered right to my office, whenever I want it, and so many different types to try! My favorites so far are Blue Bottle and Cafe Grumpy, and they remember my preferences too so it makes reordering so simple. Their containers are great too, always keeping it at the perfect temperature.
:) Getting my coffee is now the highlight of every morning!"

"Love the Starbucks cappuccino! Coffee delivery makes my life so much easier and morning meetings more pleasant. So glad our team has this service now."

"Great service. As a manager, I can see how much my team enjoys their morning and afternoon Goffee coffees. It is a cool perk to have at the office and we all have fun trying out the different blends."

coffee brands. We are buying and using their beans to make our drinks.)



goffee_shop
Times Square, New York City
THANK YOU!
ATTENTION HARD WORKING NEW YORKERS
sustainable
budget friendly
saves you time

Our Service

9870
DIFFERENT DRINK COMBINATIONS
AVAILABLE
X
YOUR FAVORITE MILK
X
MANY OTHER OPTIONS..
GREGORYS COFFEE
STUMPTOWN
NOVO COFFEE
MADMAN ESPRESSO



- We are now delivering 10 types of base drinks : Cappuccino, Latte, Flat white, Americano, Drip, Cold brew, Iced coffee, Iced cappuccino, Matcha Latte, Turmeric Latte, Tea.
- From over 24 coffee brands : Phil'z, Joe, Dunkin, Blue Bottle... (*DISCLAIMER : we don't claim to have partnership with each of those brands, we do purchase their coffee beans to produce our drinks*)
- With multiple customization : Oat, Almond, Dairy free milk, Sugar, Sweetener...
- Our Delivery zone is limited to the offices in the Garment district/Time Square allowing us to guarantee a delivery in less than 30 min!
- Employees order, our baristas make the drinks and deliver them with care. GOffee users get their drinks delivered by a familiar face every day.
- Companies have the choice to completely pay for the employee's drink or just offer a discount
- We work hand and hand with the office managers to make sure the ordering and delivery process is seamless, and that we reach as many employees as possible within that company.



How Our Service is Different From the Rest

Goffee offers a completely new corporate-focused premium coffee and tea delivery service.

- we believe there are no direct competitors in the United States, as the closest alternatives would be using Seamless, Uber Eats or Postmates to order your coffee, all of which end up being much less convenient and significantly more expensive.
- When you order your drink, the Uber driver will pick up your order from the coffee shop before bringing it to you. This means that : 1.Your drink will be delivered in a standard paper cup and will be cold/lose its foam by the time it arrives. 2. You will be paying a delivery fee.

- With GOffee, your coffee/tea is made directly by our experienced baristas in our production center using beans from top national or local brands (Stumptown, Grumpy, Starbucks, Blue Bottle etc) . Your beverage is then delivered in an insulated eco-friendly cup, specifically designed to maintain your drink at the



specifically designed to maintain your drink at the perfect temperature/texture for up to 45 min (hot or cold). We do not charge an additional delivery fee.

- At the moment, GOffee exclusively focuses on a Corporate clientele to provide employees with a platform to order their favorite beverage. As a small start up, Goffee was able to build its loyal clientbase by listening to feedback and provide a high quality service. While the idea started with coffee products, Goffee's selection has now expanded to tea (including Matcha) and other trendy beverages (Turmeric Lattes) as well as enabling the discovery of local and artisan roasters.
- For our corporate clients, offering GOffee is a way to increase employee satisfaction at relatively low cost and also serves to keep their staff in office longer/on time.
- Lastly, GOffee's commitment to sustainability and eco-conscious processes is an important part of the company's identity and another reason why customers support this new concept.







Unique Benefit

Our cups have been used so far for over 122 deliveries each, and w have lost less than 0.8% of them. As a comparison, if we had delivered as many drinks in to-go cups, we would have created 700 pounds of waste
#GOGREEN



Cool Feature

Our Mobile app allows the quickest reordering in the market. In one click you can get your favorite drink delivered to you!
You can schedule your delivery up to 5 days ahead or just set it and we'll confirm each morning
#GET12MINBACK


beans
time
GOffee AI
user
traffic
location

Awesome Tech

Coffee pre-production AI. We have created our own algorithm to predict the % of likelihood of a re-order allowing us to start on making a drink before the user even places the order. So far our accuracy is at 74%
#FUTUREISAI



Killer Feature

Offer our coffee delivery service as a marketing coup! Our clients sponsored coffee delivery to their prospects for a month at a time! Talk about an ice breaker! This great PR allowed 3 deals to be closed already
#MARKETING

Our Market and Industry


INVESTMENT IN THE OFFICE COFFEE SERVICES (OCS) INDUSTRY.
(MARKET GROWTH)
5% GROWTH YoY

2018 saw record $5.4B in Office Coffee Services (OCS) industry *



- 5% growth YoY
- Increase in sales is a result of offering high quality coffee and next level brewing options to workplaces and other retailers who are demanding premium coffee and related solutions.
- The regions that saw the most growth were the East and West coasts
- Customers are looking for on-demand hot beverage options as well as a wide range of drink options.
- Cold brew drinks increased the number of ice machines installed as many consumers, especially Millennials, will drink that beverage over ice as well.
- OCS growth is also because companies are wanting to entice good employees with morale boosting OCS. Upgrading service in the break room is a way to present the best image, driving up revenues
- Source report Here

Mobile Ordering Industry will become a $38B industry in 2020*

- Orders placed via smartphone and mobile apps will become a $38 billion industry and make up nearly 11 percent of all quick-service restaurant sales by 2020.
- 43% of commuters said they use their smartphone more now than two years ago to order food by using an app like DoorDash or Grubhub. Commuters often know down to the minute how long their travel time should be, making food ordering apps a welcomed convenience.
- GrubHub's valuation doubles in three years at 35.8X EBITDA
- Delivery and takeout will grow at a 21.7% CAGR. Online orders' share of restaurant sales will likely double over this time period, from 2.5% in 2017 to 4.9% in 2022.
- The most-asked-for service on the My Starbucks Idea blog was: "When will Starbucks just bring me coffee?".
- Source report Here



GOFFEE IS AT THE CORE OF THESE THREE GROWING INDUSTRIES

Coffee Shop Industry grows to $45.4B in 2018*

- Coffee shop industry grows to $45.4B in 2018 with 35,616 stores nationwide
- 25% of consumers said coffee quality is the reason for repeat purchases
- 62% of consumers said coffee taste is primary reason for repeat purchase
- Five year CAGR of 2.8% to reach 40,800 stores by 2023
- Source report Here

Very HOT M&A market

2017:

- Blue Bottle sold to Nestlé for 400M$
- Panera Bread sold to JAB holding for 7.5B$

2018:

- Costa Café sold to Coca Cola for 5,1B$
- Starbucks retail activities sold to Nestlé for 7B$
- Mars Drinks sold to Lavazza for 650M$





- Prêt à Manger acquired by JAB holding for 1.9B$
- Luckin raised 400M$ to reach a 2.2B$ valuation
- Kopi Kenangan raised 8M$ in Indonesia
- Bellwether coffee raised 10M$
- Bulletproof coffee raised 40M$

2019:
- Luckin Coffee possible IPO in China (over 3B$)
- Cofe App (mobile ordering), raised 3.2M$ in Kuwait
- Fore coffee serie A of 8.5M$ in Indonesia

Connect coffee with mobile technology to deliver an individual experience at scale

What Makes GOffee Team Special



The GOffee team is composed of coffee lovers, crazy marketers and happy logistic experts. Each team member comes with his own expertise, which allows for a well rounded team with quick turnaround capabilities, efficient operations processes and innovative ideas.

The GOffee team is like a great cappuccino!
The perfect combination of beans, temperature, milk, foam and the cup itself. The right ingredients to grow the first US coffee delivery company.

Invest in Our Company Today!

At GOffee we are rethinking the way millions of coffees are enjoyed daily in NYC. Numbers of users keeps rising, with your investment we can accelerate even faster.

If we haven't convinced you already think about the following 3 points:

1) How do you think any coffee chains would look at our business? How about the food brands (Nestle, Smuckers)? Wouldn't they love our user data and distribution?

2) We are in our clients' offices everyday (sometimes twice a day) we are a familiar face that delivers a great experience to each employee. Who else would love leveraging us while we are already in front of their customers?



we are already in front of their customers?

3) We help employees save 12 minutes on average each day, don't you think we could recommend a few ways for them to use that time?

Future looks amazing for GOffee, we need to continue to execute and scale, we have the team, the product and with you the capital to go DO IT!

Thank you,

The GOffee team!



Roadmap

We are focusing our future efforts around a few priorities:

1) Productions centers: we have mapped NYC based on the company densities and the radius of delivery. We expect to have to open 6 centers within the first 2 years to cover and deliver 85% of the companies we want to target.

2) User-centric tools, we want to provide easy and intelligent tools for our end users for example:
Office manager dashboard: right now all the information from each order is only available from GOffee, we want to create an interface so the office manager can re-order for the team at any time.

Smart Mobile ordering app: employers tends to offer one coffee/day/employee. We have been getting more request from employee to order their own coffee. With our mobile app we will make ordering and scheduling easy. Planning an integration with Google calendar to detect Out Of Office and holidays.

3) R&D:
Cups : we have developed a connected cup that will sync with our mobile app. It will allow GOffee to validate that the right user got the right coffee. We also will be displaying customer info on the cup screen. Prototype is fully functioning, we want to order the first 500 cups in Q3 2019.

Robotic for our Coffee machine : from grinding to drip flow, a lot of our process could be automated which would allow

better time management, product quality guarantees and reduce waste in primary ingredients (beans, milk, water). We explored a partnership with a few robotics companies, beta in Q4 2019.

4) Sales and Marketing:

Our goal is to acquire 500 corporate clients by October 2019 within a target market of 26,000 companies (with over 20 employees). Our strategy is a multi-channel combination that includes social media, search, email, our branded delivery fleet as well as outdoor advertising.

Hire a dedicated business development person to grow corporate clients as well as strategic partnerships.

Press

We deliberately haven't sought or allowed any press until this point as our service is only focused on one zip code in NYC. We wanted to test all our delivery scenarios, clients issues before opening more centers. Once we can cover more of Manhattan we will start with the press.



GOffee gets incorporated

After years of thinking of ways to bring Philz coffee into NYC, we realized that we had to do it ourselves.

Angel round

We raised 50K with Dufff investment to open our first production center! thanks for being early believer in our vision!

Completed testing of all different drinks

We managed to reproduce the recipes from 22 brands (Starbucks, Blue Bottle, Joe's...) across 10 drinks (Cappuccino, Latte, Cold Brew...)

Launch on StartEngine

Now YOU can own a part of our company!

Test of our connected cup

(anticipated)

Feb 2018 — April 2018 — May 2018 — July 2018 — September 2018 — December 2018 — April 2019 — May 2019 — Aug 2019 — Q4 2019

Our cup is born

we tested different cups to help with keeping our coffee hot for more than 30 min, this one allowed us to keep the same temperature for 3 hours!!!

Opening of our production center in Garment District

Share details about an

First corporate Deliveries

GOffee started serving employees in companies like The New York Times, Braze and Smartflyer.

Opening of a 2nd production center in Union Square

With this new location

New production center in NYC and new cities

New production center

important milestone in
your company's
history.

with this new location
we will have the
capacity to produce
and deliver 2500
cups/days (anticipated)

New production center
in NYC (Fidi) and new
cities (SF, Chicago,
LA),ramp up to 5000
cups/day (anticipated)

Meet Our Team



Vincent Meyer

President, Chief Executive Officer,
Director and Secretary

*Vincent was a core part of the early days
Criteo team that made the now well known
success of the company. His strengths are
idea creation (Goffee is his idea), marketing
and business development - specifically with
the aim of scaling small businesses to large
thriving enterprises.*











Dylan Mc Kenna
Operation Manager
*With several years experience
working on the operations side
of the hospitality and food &
beverage industry, Dylan's*

Andrew Morgan
VP of Marketing
*Andrew has over 20 years in the
digital space with a unique
specialty in developing,
marketing and monetizing*

Jules De Saint Genois
Master Barrista
*10+ years of experience in the
hospitality industry also has a
sommelier diploma. Jules
strength are his barista skills to*

Pierre Chardot
Designer in Residence
*When he is not at Columbia,
Pierre can be found working
with the team for marketing and
social media support. His*

strength are maximizing customer satisfaction by providing quick and impeccable delivery services (optimizing beverage creation and delivery timing, facilitating the ordering process on the customer's end, gathering clients' feedbacks and implement quick organizational changes to improve overall satisfaction and processes)



consumer driven technology platforms. His expertise in connecting people, process, data and technology to scale audience adoption and LTV will be the foundation of GOffee's growth strategy.



make the best coffees everydays, his delicate palate to taste our beverages and ensure that we serve the best to our customers. His excellent hospitality sense also ensure that our clients' coffees or teas will be there on time with a smile and a nice word.

primary focus is developing and expanding the firm's visibility and attractiveness, and finding the most innovative and creative ideas for GOffee



Offering Summary

Company	:	Goffee, Inc.
Corporate Address	:	315 W 39th street, Floor 8, apt 811, New York, NY 10018
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$249.92

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	31,250
Maximum Number of Shares Offered	:	3,343,750
Price per Share	:	$0.32
Pre-Money Valuation	:	$2,901,333.12

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

If you invest $250, you will be added to our company website as early investors

If you invest $1,000, you will receive an engraved GOffee cup

If you invest $10,000, you will receive an engraved cup and be listed on our website as early investor

If you invest $25,000, you will receive an engraved cup, be listed and join our board of advisers

If you invest $50,000, you will receive an engraved cup and join our board of advisers plus our eternal gratitude

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Goffee, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.32 / share, you will receive 1,100 Common Stock shares, meaning you'll own 1,100 shares for $320. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

On average New Yorkers spend 12 minutes getting their coffee.

GOffee is now here to help you get those 12 minutes back so you can focus on doing you, while enjoying your coffee, stress free, every day.

Meet James, he uses GOffee to reclaim his morning routine. As a music executive he needs two things in the morning, music and coffee.

Mark on the other hand, doesn't know about GOffee. His mornings main quest is to catch the subway in time to have a few extra minutes to stop at the coffee shop on his way to work.

On his way to work James receive a text from his barista confirming his favorite order. James just has to reply yes and can go on with his day.

James arrives at the office and spends a few minutes catching up with his coworkers and finds his GOffee cup on his desk, time to enjoy his hot and foamy cappuccino.

James likes to organize his day and review his To-Do list while drinking his coffee, making sure he’s in control of his day. He’s ready.

Mark just got to his usual coffee shop and as always he has to wait in a long line. While waiting in line, Mark realizes that he’s probably going to be late for his first meeting.

Mark finally got to order and now needs to rush back to the office without spilling his coffee. he realizes that his cappuccino is already a bit cold.

Don't waste time in line, switch to GOffee and enjoy your favorite cup delivered straight to your desk

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<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

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